

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2014

Via E-mail
Mr. Rafeal E. Brown
Chief Financial Officer
Pegasystems Inc.
One Rogers Street
Cambridge, MA 02142

> **Re: Pegasystems Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 25, 2014**
> **File No. 001-11859**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

General

1.   We refer to your response to comment no. 2 in your letter dated November 26, 2008, relating to the company's Form 10-K for fiscal year 2007. Your response advised that in future filings, the company would "enhance its Management's Discussion and Analysis disclosures to provide a more detailed executive level overview of material trends, commitments and uncertainties." The MD&A disclosure in your 2013 Form 10-K, however, does not appear to focus on material trends, opportunities, commitments or uncertainties facing the company or how management plans to address them. Please advise. For example, tell us what consideration you gave to discussing the company's

strategy as it relates to dependence on large transactions (i.e., those larger than $10 million) and the company's preference for term licenses over perpetual licenses, as management discussed on your fourth quarter 2013 earnings call.

2.   Please tell us what consideration you gave to providing quantitative disclosure regarding your renewal rates with respect to term licenses and maintenance agreements pursuant to Section III.B.1 of SEC Release No. 33-8350. In this regard, we note your disclosure in the results of operations discussion attributing the increases in maintenance revenue from 2011 to 2012 and from 2012 to 2013 primarily "to the growth in the aggregate value of the installed base of [y]our software and continued strong renewal rates."

Results of Operations, page 20

3.   We refer to your response to comment no. 3 in your November 26, 2008 letter. Your response indicated that in future filings the company would provide more detailed discussion regarding underlying reasons for period-to-period fluctuations in revenues. Please tell us what consideration you gave to doing so in the 2013 Form 10-K, for example with respect to the $20 million increase in perpetual license revenue from 2012 to 2013 which you state was "primarily due to higher value perpetual arrangements executed during 2013 and the fourth quarter of 2012 than during 2012 and the fourth quarter of 2011." Please tell us what consideration you gave to explaining why higher value perpetual arrangements were entered into during in 2013 and the fourth quarter of 2012 than the prior referenced periods, if the reason is known and material. We acknowledge in this regard the discussion on page 21 of the trends underlying the decreases in services revenue from period-to-period.

Liquidity and Capital Resources, page 30

4.   You disclose that the primary drivers of cash provided by operating activities during 2013 were net income and an increase in deferred revenue primarily resulting from the differences in timing of billings and revenue recognition for annual maintenance. We note that the increase in accounts receivable during 2013 was larger than the increase in deferred revenue, which seems to suggest the increase in deferred revenue would not necessarily be a driver of cash as those amounts may have been billed but not collected. Please further explain to us the reasons for the increase in cash provided by operations during 2013, addressing each of the significant changes noted in the statement of cash flows as well as material changes in the underlying drivers. Also, confirm that you will expand your disclosure accordingly in future filings. We refer you to Section IV.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 15. Stock-Based Compensation, page 62

5.   We note you recognize stock-based compensation using the ratable method, which treats each vesting tranche as if it were an individual grant. Please tell us why you believe this method of recognizing compensation expense is appropriate and refer to the accounting guidance relied on. As part of your response, please provide us an example of this recognition methodology.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Patrick Gilmore

                                        Patrick Gilmore
                                        Accounting Branch Chief